October 30, 2018

Rahul Mathur
Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, CA 94089

       Re: Rambus Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 000-22339

Dear Mr. Mathur:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery